EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the "Company” or "Bezeq")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Further to the immediate reports published by the Company on June 20, 22 and 23 and on July 11 and July 13, 2017 regarding the investigation of the Securities Authority (the “Investigation"), the Company provides notification that on July 21, 2017, the Tel Aviv-Jaffa Magistrate Court rendered decisions concerning a change in the terms of release on restrictive conditions for a number of suspects in the Investigation, among them Mr. Shaul Elovitch, the controlling shareholder and chairman of the Company's Board of Directors, Mr. Or Elovitch, a director of the Company and Ms. Stella Handler, the CEO of the Company. These terms, which were set for a 60-day period, include, among other limitations, partial restrictions on contacts with employees of the Bezeq Group and Eurocom and with officers in the companies, as well as additional restrictions.

Restrictions were imposed on the chairman of the Company’s Board of Directors which include, inter alia, prohibitions against dealing with matters related to the Ministry of Communications and/or relating to D.B.S Satellite Services (1998) Ltd. ("DBS"), as well as restrictions on contacting members of the Board of Directors, officers and employees of the Group companies. Dealings with the affairs of the Bezeq Group companies (excluding DBS) are to be made through the CEOs of those companies (with the exception of the CEO of the Company and the CEO of DBS) and/or through the acting chairman of the Board of Directors.

The CEO of the Company was subject to restrictions which include, among other limitations, a prohibition against dealing with the Company’s regulatory matters, dealings in transactions and activity with the controlling shareholder, dealings in matters related to DBS (with the exception of marketing matters related to DBS, vis-à-vis and by means of the Company’s VP Marketing), and a prohibition on making direct or indirect contact with members of the Company’s Board of Directors (with the exception of the acting chairman of the Board of Directors).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.